The transactions pursuant to the share exchange described in this press release involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

[Translation]

October 28, 2020

To whom it may concern:

Company Name:	Tokuyama Corporation
Representative:	Hiroshi Yokota,
President and Representative Director
(Code No. 4043, First Section TSE)
Contact:	Taro Kobayashi, General Manager Corporate Communications & Investor Relations Dept.
(TEL: +81-3-5207-2552)

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Company Name:	A&T Corporation
Representative:	Shigetaka Misaka,
President and Representative Director
(Code No.: 6722, JASDAQ)
Contact:	Yasumasa Niikuni, Managing Director and Manager of Business Administration Department
(TEL: +81-45-440-5810)

Announcement of Execution of Share Exchange Agreement (Simplified Share Exchange) Regarding A&T Corporation Becoming a Wholly Owned Subsidiary of Tokuyama Corporation.

Tokuyama Corporation (“Tokuyama”) and A&T Corporation, a consolidated subsidiary of Tokuyama, (“A&T;” and Tokuyama and A&T, collectively the “Companies”) hereby announce that the Companies resolved at meetings of each of the Company’s Board of Directors held today to execute a share exchange agreement (the “Share Exchange Agreement”) between the Companies regarding a share exchange (the “Share Exchange”) whereby Tokuyama will be a wholly owning parent company of A&T and A&T will be a wholly owned subsidiary of Tokuyama, and the Companies have executed the Share Exchange Agreement.

Tokuyama plans to implement the Share Exchange in the form of a simplified share exchange (kan-i kabushiki kokan) pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; the same applies hereinafter), without obtaining approval of its general meeting of shareholders for the Share Exchange Agreement, and A&T plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary meeting of shareholders of A&T that is scheduled to be held on December 22, 2020. The Share Exchange is scheduled to become effective on February 1, 2021. The implementation of the Share Exchange is conditional on the above approval of the extraordinary meeting of shareholders of A&T and there being no measures or procedures such as cease and desist orders taken by the Japan Fair Trade Commission that obstruct the Share Exchange.

Prior to the effective date of the Share Exchange, common stock of A&T (the “A&T Shares”) are scheduled to be delisted from the JASDAQ (Standard) market (“JASDAQ”) of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) as of January 28, 2021 (the last trading date of the A&T Shares is scheduled to be January 27, 2021).

1.       Purpose of Making A&T a Wholly Owned Subsidiary of Tokuyama through the Share Exchange

Tokuyama was founded in Tokuyama Town (now Shunan City), Yamaguchi Prefecture in February 1918 as Nippon Soda Kogyo Co., Ltd. to domestically produce soda ash (sodium carbonate), for which Japan was dependent on imports at the time. Soda ash is a basic material for industry and was an essential material for the industrial development of Japan at the time.

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Tokuyama changed its company name to Tokuyama Soda Co., Ltd. and entered the diversified inorganic chemicals and petrochemicals fields in 1936. In April 1994, Tokuyama changed its company name to its current Tokuyama Corporation and expanded into the fine chemicals and electronic materials fields, and celebrated its centennial on February 16, 2018. It has expanded its business globally, covering the semiconductor-related information and electronics fields (Specialty Products segment), the environment field’s cement business and recycling and environment business (Cement segment), and life and medical fields such as eyeglass lens materials and dental materials etc. (Life & Amenity segment) as its main business fields, in addition to its founding chemicals business (Chemicals segment). Tokuyama’s business model has been to create value alongside customers for over 100 years by leveraging its tangible and intangible assets such as unique technologies, highly competitive manufacturing hubs and its highly skilled personnel and organizations to provide products and services to the world in response to social needs, and Tokuyama believes these are the strengths of Tokuyama that it needs to continue refining. Tokuyama aims to continuously contribute to people’s happiness and social development by maximizing these strengths it has cultivated to date to continue creating and providing new value.

Tokuyama identified the following four priority issues in its current medium-term management plan “Cornerstone of Group’s Revitalization” announced on May 12, 2016 for the period from fiscal year ended March 2017 through fiscal year ending March 2021, and has been taking specific measures for each issue.

Priority issues		Measures
Change the Group’s organizational culture and structure	−	Steps will be taken to review personnel evaluation systems, actively promote the exchange of human resources between companies of Tokuyama group (the “Group”), and drastically reform structures and systems through a variety of initiatives including the vigorous introduction of outside personnel.
Rebuild the Group’s business strategies	−	The Group will strictly adhere to a customer-oriented approach on the conduct of its business activities. At the same time, the Group will transition to a research and development structure that is in tune with customers’ needs. Through these means, energies will be channeled toward cultivating new business domains that employ unique technologies.
	−	The Group will reinforce management resources including personnel and information through alliance with other companies.
Strengthen group management	−	Each company of the Group will once again clarify its role and position. Seeking to contribute to the Group’s growth strategy as well as the reduction of costs, particular emphasis will be placed on further strengthening the management of the Group as a whole.
Improve Tokuyama’s financial position	−	Every effort will be made to restore Tokuyama’s shareholders’ equity by steadily building up profits.
	−	Tokuyama will issue classified stock (preferred stock) to quickly stabilize Tokuyama’s financial position, thereby ensuring that the Group is well positioned to flexibly pursue opportunities including M&As that are designed to accelerate the pace of growth.

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Of these, Tokuyama considers “Change the Group’s organizational culture and structure” the top priority issue, and aims to shift to a robust business structure that will enable continuous growth as a top manufacturer with the ability to manufacture products that are overwhelmingly superior to those of its competitors in the global market in terms of cost, functionality and quality by fostering a vibrant corporate culture where each employee carries out tasks independently and swiftly. The Medium-Term Management Plan has two pillars: “Transition to a robust business structure that is resilient against changes in its operating environment and capable of sustainable growth” and “Transition to a Group-wide low-cost structure by undertaking a comprehensive review of existing work practices”. In Chemicals segment and Cement segment, which are its traditional businesses fields, Tokuyama has avidly pursued improving the efficiency in order to become the top in Japan in terms of competitiveness, while in Specialty Products segment and Life & Amenities segment, which are its growth businesses, Tokuyama has leveraged the unique technologies developed in its traditional businesses and strived toward definitive profit growth through measures such as reviewing its R&D structure in order to become a global leader in advanced materials.

With regard to the business environment facing Tokuyama, the Specialty Products segment is performing steadily because of the increased telework and 5G-related semiconductor demand. By contrast, in the Chemicals segment and Cement segment, the revenue from those segments is showing a downward trend due to the decrease in sales volume triggered by the spread of COVID-19. The Life & Amenities segment has also been unable to escape the effects of the spread of COVID-19, with a temporary fall in dental material sales to Europe and the United States expected, and the businesses related to personal consumption such as the dental materials and eyeglass lens-related businesses are in a severe situation. Furthermore, in recent years, there has been an international request of creating a carbon-free and sustainable society. The three Tokuyama’s segments excluding the Life & Amenities segment are all energy-intensive businesses that rely on coal-fired power generation and although Tokuyama itself owns coal-fired power generation plants and this has been one of its strengths in the past, the current trend towards a carbon-free society requires Tokuyama to look at the entire Group from the longer-term perspective and reconsider what its businesses should be to enable it to continue achieving sustainable mid-to-long-term growth, and to this end, Tokuyama considers the examination and implementation of specific measures for these challenges as a matter of urgency.

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A&T was founded in Fuchu City, Tokyo in May 1978 as Corporation Analytical Instruments Co., Ltd. to conduct clinical testing-related business. In April 1988, the former A&T Corporation was established as a joint venture company with Tokuyama Soda Co., Ltd., the forerunner to Tokuyama with which A&T had a business alliance with at the time, and the current A&T was established in April 1994 through the integration of the former A&T and the Medical Diagnostic Systems Division of Tokuyama. A&T was listed on JASDAQ of the Tokyo Stock Exchange in July 2003. A&T celebrated its 40th anniversary on May 25, 2018. A&T is currently engaged in the development, manufacturing, and customer support for products covering entire clinical laboratories (C (Chemicals), A (Analyzers), C (Computers), and L (Lab-Logistics)). The C (Chemicals) and A (Analyzers) fields involve the distribution of blood sugar, electrolytic and coagulation etc. diagnostic equipment and reagents that are used by medical institutions in Japan and abroad as part of its blood testing business. The C (Computers) field consists of the manufacture and distribution of laboratory information systems (LIS) that receive test requests from doctors, instruct testing devices to carry out tests and accurately and swiftly provide test results onto electronic medical records, etc. within medical institutions as part of its IT support business. The L (Lab-Logistics) field involves the manufacture and distribution of laboratory automation systems (LAS) that connect various clinical testing devices to computer-controlled conveyance lines, and automatically transports and measures all patient samples as part of its automation support business. A&T will untiringly continue to create value as a company that is capable of integrating these product groups and making new proposals to clinical sites and laboratories, having a corporate philosophy to “support medical care and contribute to people’s health around the world.”

A&T identified six main issues in its medium-term management plan “Creating a Structure for Sustained Growth” announced on February 8, 2018 for the period from fiscal year ended December 2018 through fiscal year ending December 2020, and has formulated a basic policy and key initiatives in relation to these issues.

(1)       Key objectives

(i)	Prepare for the fact that sales are concentrated on specific OEM clients
(ii)	Compensate for the decline in sales of some OEM clients, and secure new clients
(iii)	Increase gross profit (increase sales of original products)
(iv)	Reduce costs required to secure qualities of products
(v)	Put the business on the right track in the rapidly growing Chinese market
(vi)	Reform working styles and train personnel

(2)       Basic policy

(a)	Increase the sales ratio of its own products and improve profitability

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(b)	Enhance business operations in China and boost the overseas sales ratio
(c)	Bolster cooperation between development and manufacturing sections and establish systems for the stable development and production of high-quality products
(d)	Carry out exhaustively reform of working styles and personnel training

(3)       Key initiatives

Blood testing business (C (Chemicals） and A (Analyzers))

・ Prepare for the fall in sales with some OEMs by winning new OEMs and creating stable distribution channels with existing OEMs

・ Promote technology development to achieve cost reductions

・ Build a high-quality production system by using the new building at the Esashi plant

IT and automation support business (C (Computers) and L (Lab-Logistics))

＜LIS＞

・ Appeal to new customers through an expanded new product lineup

・ Appoint dedicated staff to win new customers through direct sales

・ Improve productivity by reducing outside work and increasing in-house production

＜LAS＞

・ Introduce additional lineups to boost competitiveness and expand sales

・ Establish packaged sales OEM business in order to achieve stable sales in the Chinese market

・ Establish the product support system for the business in China

For blood testing, IT and automation support businesses	・ Create a structure to link development, manufacturing and services in order to improve quality ・ Focus on sales of its own products
Working styles and train personnel

・ Consolidate and systemize systems and programs of personnel training and seek to improve personnel training

・ Introduce a new career path system and implement appropriate placement of personnel

・ Introduce a regional permanent employee system to boost productivity

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With regard to the business environment facing A&T, with respect to the blood testing business (C (Chemicals) and A (Analyzers)), as described above, the implementation of the key initiatives in response to the current situation where sales are concentrated on specific OEM clients may cause a fall in sales to some OEMs. In addition, the domestic electrolyte and glucose, etc. testing market (note) has peaked, while growth overseas, especially in China, is striking. For the IT and automation support businesses (C (Computers) and L (Lab-Logistics)), while the domestic market size and competition is largely unchanged and stable, overseas demand centering on LAS is high. On the other hand, successful development of business in China in particular requires a wealth of knowledge and information, know-how and networking, and given the limitations on implementing further developments in China on its own, substantial cost and time is required to find a suitable business alliance partners, build strong ties, and then link these to actual business.

Note: The market of equipment and reagents necessary for the analysis of electrolyte and blood sugar which are one of the items for biochemical tests, in blood tests.

Tokuyama recorded a large loss in its overseas business in the fiscal year ended March 31, 2015 and the fiscal year ended March 31, 2016 and resulted in a managerial crisis. In response to such crisis, Tokuyama formulated the current medium-term management plan for revitalization titled “Cornerstone of Group’s Revitalization,” and re-evaluated its Group companies in line with “Strengthen Group management,” one of the priority subjects in the management plan stated above. This led to Tokuyama, which had long been reliant on coal-powered energy generation, realizing that it was imperative to bolster its health care business in the Life & Amenities segment, which has the potential for becoming a growing market and is not dependent on coal-powered energy generation while allowing Tokuyama to leverage its unique technologies cultivated in its research and development field, as part of a fundamental review of its portfolio in order to achieve growth amid the global move towards the creation of a carbon-free and sustainable society. As part of this, Tokuyama expected A&T, whose challenge was the expansion of business overseas, as having potential to further improve its profitability by utilizing Tokuyama’s overseas sales channel and network and enhancing the joint R&D efforts with Tokuyama that has close affinity with A&T’s C (Chemicals) business, and started to examine improvement measures centering on A&T’s C (Chemicals) business in particular due to its close affinity with Tokuyama since September, 2018. Through this process and after consulting with A&T, Tokuyama found it shared similar views with A&T about the above key objectives of A&T, and came to believe it could help, especially in the overseas market where A&T aims for further growth through its business development, resolve the issues of A&T by providing Tokuyama’s own abundant overseas sales channel and network and know-how Tokuyama has acquired through research and development, such as knowledge regarding important development themes and results of its development, to the fullest extent with A&T. Thereafter, through Tokuyama’s searching for strategies to strengthen the Life & Amenities segment, Tokuyama discovered that there were certain limits to the financial and personnel support it could provide to A&T under their current capital relationship, because the Companies have to take into consideration the interests of the minority shareholders in A&T in the short run while it would take a considerable amount of time to achieve certain results after the implementation of those initiatives by jointly contributing their managerial resources while A&T still remains listed, and because the contribution to the profit of Tokuyama would be limited even if Tokuyama’s injection of its managerial resources enhanced A&T’s profit.

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In addition, although Tokuyama had found that the manufacturing technology and know-how of A&T might be of use in Tokuyama’s products and manufacturing equipment, Tokuyama realized that there are certain limitation to asking A&T for getting involved in Tokuyama’s business proactively given that it is not easy for A&T to use its resources for the cooperation with Tokuyama in addition to its own business in a situation where A&T’s resources are limited as a listed company with independent business operations that also has to consider the interests of minority shareholders, and there were also restrictions on support from Tokuyama. Tokuyama determined that making A&T a wholly owned subsidiary of Tokuyama would remove the above restrictions and render possible proactive financial and personnel support, and that using A&T’s manufacturing technology and know-how in products and manufacturing equipment sold by Tokuyama would improve the corporate value of A&T by resolving the issues facing A&T and also improve the corporate value of the entire Tokuyama Group, and to this end, made an initial offer to A&T in April 2020 for the commencement of discussions to make A&T a wholly owned subsidiary.

As stated above, A&T came to believe, even before the offer from Tokuyama and following the discussions it had with Tokuyama to share its understanding of the key issues it faced, that given that there would be, with its limited business resources, substantial hurdles and uncertainties in developing overseas sales channel and network by itself and conducting research and development of new products upon implementing the basic policy described in (2) above and the key initiatives described in (3) above, receiving proactive support from Tokuyama, such as utilizing Tokuyama’s sales channel and network and sharing the findings and the research results in the C (Chemicals) field, would be a significant driver to steadily pursue these initiatives. Given these circumstances, A&T stated in response to the initial offer from Tokuyama that it would positively consider becoming a wholly owned subsidiary of Tokuyama, and agreed to continue discussions.

Thereafter, as described in 3.(1) “Basis and Reason for Calculation of the Allotment Concerning the Share Exchange” below, Tokuyama subsequently engaged external experts and proceeded with further consideration and made a formal proposal to A&T at the end of July 2020 to make it a wholly owned subsidiary through a share exchange. A&T then established its own review structure such as by appointing an outside expert as described in 3.(1) “Basis and Reason for Calculation of the Allotment Concerning the Share Exchange” below, and Tokuyama and A&T each continued to deepen their consideration of the Share Exchange while simultaneously conducting repeated discussions and negotiations.

This led to the firm belief of Tokuyama that deepening capital ties between the Companies by making A&T a wholly owned subsidiary through the Share Exchange would remove the issues, such as requirement of considering the short-term interests of the minority shareholders in A&T and limitation on the contribution to Tokuyama’s profit even with its proactive injection of managerial resources, caused by the existence of minority shareholders in A&T, and allow it to aggressively inject managerial resources into A&T without restrictions on support, thereby significantly contributing to the resolution of the various issues facing A&T and improving A&T’s corporate value.

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At the same time, this would also make it easier to use A&T’s manufacturing technology and know-how in Tokuyama’s business and boost Tokuyama’s health care business in the Life & Amenities segment with A&T at its core, consequently improving Tokuyama’s corporate value in line with its aim of building a carbon-free and sustainable society. For its part, A&T concluded that the formation of a structure that would allow it to receive proactive support from Tokuyama would enable it to effectively and steadily pursue the basic policy described in (2) above and the key initiatives described in (3) above in its current medium-term business plan, and the resolution of the conflict of interest issue caused by the existence of minority shareholders would remove the pressure to always pursue short-term profit, making it possible to pursue a growth strategy from a medium to long-term perspective. It would also remove costs necessary to maintain its listing and allow it to apply such capital to growth investment, and all these factors combined would help it more steadily improve the corporate value of A&T even in a challenging business environment. Tokuyama and A&T have exchanged and shared their conclusions with each other and share a common understanding.

Tokuyama and A&T intend to in principle maintain the current management structure of A&T after the implementation of the Share Exchange, and mutually utilize the managerial resources such as networks, development capabilities, know-how etc. of the Companies to improve the corporate value of the Companies. Specific management policies have not yet been determined, but Tokuyama and A&T intend to continue discussions.

2.       Outline of the Share Exchange

(1)       Schedule for the Share Exchange

Date on which execution of the Share Exchange Agreement is resolved at Meetings of Board of Directors (the Companies)	October 28, 2020
Execution date of the Share Exchange Agreement (the Companies)	October 28, 2020
Date of announcement of record date of extraordinary meeting of shareholders (A&T)	October 28, 2020
Record date of extraordinary meeting of shareholders (A&T)	November 12, 2020 (scheduled)
Date of extraordinary meeting of shareholders (A&T)	December 22, 2020 (scheduled)
Last trading date (A&T)	January 27, 2021 (scheduled)
Delisting date (A&T)	January 28, 2021 (scheduled)
Effective date of the Share Exchange	February 1, 2021 (scheduled)

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(Note 1)	Tokuyama will implement the Share Exchange in the form of a simplified share exchange pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, without obtaining approval by resolution of its general meeting of shareholders.
(Note 2)	If necessary due to the progress of procedures of the Share Exchange or for any other reasons, the schedule set out above may be changed upon consultation and agreement between the Companies. If there is a change in the schedule set out above, such change will be announced promptly.

(2)       Method of the Share Exchange

Through the Share Exchange, Tokuyama will become the wholly owning parent company in share exchange and A&T will become the wholly owned subsidiary in share exchange. Tokuyama plans to implement the Share Exchange in the form of a simplified share exchange pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, without obtaining approval by resolution of a general meeting of shareholders. A&T plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary meeting of shareholders of A&T that is scheduled to be held on December 22, 2020. The Share Exchange is scheduled to be effective on February 1, 2021

(3)       Allotment in the Share Exchange

Company name	Tokuyama (wholly owning parent company in share exchange)	A&T (wholly owned subsidiary in share exchange)
Ratio of allotment in the Share Exchange	1	0.68
Number of shares to be delivered upon the Share Exchange	Common stock of Tokuyama: 2,543,952 shares (scheduled)

(Note 1)       Share allotment ratio

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0.68 shares of common stock of Tokuyama (the “Tokuyama Shares”) will be allotted and delivered in exchange for each share of A&T Shares; provided, however, that no shares will be allotted in the Share Exchange for the A&T Shares held by Tokuyama (2,515,700 shares as of October 28, 2020). Tokuyama and A&T may consult and agree to change the ratio of allotment in the Share Exchange (the “Share Exchange Ratio”) described in the table above in the event of any material changes to the conditions that served as the basis of the calculation.

(Note 2)	Number of Tokuyama Shares to be delivered upon the Share Exchange

Upon the Share Exchange, Tokuyama plans to allot and deliver the number of shares of Tokuyama calculated based on the Share Exchange Ratio described in the table above to the shareholders of A&T (excluding Tokuyama) as of the time immediately preceding the time when Tokuyama acquires all issued shares of A&T (excluding A&T Shares held by Tokuyama; the “Base Time”) in exchange for A&T Shares held by such shareholders. The Tokuyama Shares to be allotted and delivered will comprise new shares to be issued by Tokuyama and treasury shares of Tokuyama (385,018 shares as of September 30, 2020).

In accordance with a resolution of the meeting of the Board of Directors that will be held prior to the day immediately preceding the effective date of the Share Exchange, A&T will cancel all of its treasury shares it holds at the time immediately preceding the Base Time (including the treasury shares to be acquired by A&T through the purchase of shares pertaining to the dissenters’ appraisal right exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act upon the Share Exchange). The total number of common stock to be allotted and delivered upon the Share Exchange may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by A&T.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders of A&T who will hold shares of Tokuyama constituting less than one (1) unit (shares less than 100 shares) upon the Share Exchange will be entitled to use the following systems concerning shares of Tokuyama. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Tokuyama constituting less than one (1) unit may request Tokuyama to sell, and may purchase from Tokuyama, the number of common stock that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and Article 10 of the Articles of Incorporation of Tokuyama.

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(ii)	Purchase (kaitori) by Tokuyama of shares constituting less than one (1) unit (sale by a shareholder of shares less than 100 shares)

A system whereby holders of shares of Tokuyama constituting less than one (1) unit may request Tokuyama to purchase, and may sell to Tokuyama, the shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act.

(Note 4)	Treatment of any fractions of less than one (1) share

With respect to the shareholders of A&T who would receive an allotment and delivery of Tokuyama Shares including fractions of less than one (1) share of Tokuyama upon the Share Exchange, Tokuyama will sell Tokuyama Shares equal to the total number of those fractions of less than one (1) share (any fractions of less than one (1) share in the total number being rounded down to the nearest whole number) and deliver the sales proceeds to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of share options and bonds with share options of A&T in relation to the Share Exchange

Not applicable, because A&T has not issued any share options or bonds with share options.

3.       Basis for Calculation of the Allotment Concerning the Share Exchange

(1)	Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

As explained in 1. “Purpose of Making A&T a Wholly Owned Subsidiary of Tokuyama through the Share Exchange” above, Tokuyama made a formal proposal to A&T for the Share Exchange at the end of July 2020, and after repeated sincere discussions and negotiations between the Companies, Tokuyama and A&T reached a conclusion that Tokuyama making A&T a wholly owned subsidiary would be the best course of action to improve the corporate value of the Companies.

In order to ensure the fairness and validity in their decisions of the Share Exchange Ratio, the Companies decided to have third-party valuation institutions independent of the Companies calculate the Share Exchange Ratio respectively. Tokuyama appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and A&T appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective financial advisors and third-party valuation institutions.

As described in (4) “Measures to Ensure Fairness” below, based on the valuation report concerning the Share Exchange Ratio received on October 27, 2020 from Nomura Securities, which is a third-party valuation institution, and based on advice from Mori Hamada & Matsumoto, Tokuyama’s legal advisor, after careful negotiations and discussions, Tokuyama came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Tokuyama. Accordingly, Tokuyama came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

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As described in (4) “Measures to Ensure Fairness” below, based on the valuation report concerning the share exchange ratio received on October 27, 2020 from Mizuho Securities, which is a third-party valuation institution, based on advice from Anderson Mori & Tomotsune, A&T’s legal advisor, and based on instruction, advice, and the response to referrals (toshinsho) from a special committee (the “Special Committee”) consisting of independent members who do not have any interests with Tokuyama, which is the controlling shareholder (details of the Special Committee are as described in (5) “Measures to Avoid Conflicts of Interest” below), after careful negotiations and discussions, A&T came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of A&T, and to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

In addition to the foregoing, each of the Companies engaged in careful review based on the results of the due diligence conducted by each company with respect to the other company, and engaged in negotiations and discussions while taking into consideration the financial condition, business performance trends, share price trends, and other factors related to the other company. As a result, the Companies came to the conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of their respective shareholders, and therefore, the Companies agreed to implement the Share Exchange with the Share Exchange Ratio.

The Share Exchange Ratio may be subject to change upon consultation and mutual agreement between the Companies in the case of any material changes to the conditions that served as the basis of the calculation.

(2)       Matters Concerning Calculation

(i)	Names of the valuation institutions and their relationships with the Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Tokuyama, and Mizuho Securities, which is acting as a third-party valuation institution of A&T, are valuation institutions independent of Tokuyama and A&T, are not related parties of Tokuyama and A&T, and do not have any material interest to be noted in connection with the Share Exchange.

(ii)       Outline of Calculation

As Tokuyama is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as October 27, 2020 and each of the following closing prices were adopted for calculation: the closing share price of Tokuyama quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five (5) business days from October 21, 2020 to the record date for calculation, the average closing price for the most recent one-month period from September 28, 2020 to the record date for calculation, the average closing price for the most recent three-month period from July 28, 2020 to the record date for calculation, and the average closing price for the most recent six-month period from April 28, 2020 to the record date for calculation). In addition, in order to take into account the state of future business operations in the evaluation, the Discount Cash Flow Method (the “DCF Method”) was adopted for the calculation.

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As A&T is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as October 27, 2020 and each of the following closing prices were adopted for calculation: the closing share price of A&T quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five (5) business days from October 21, 2020 to the record date for calculation, the average closing price for the most recent one-month period from September 28, 2020 to the record date for calculation, the average closing price for the most recent three-month period from July 28, 2020 to the record date for calculation, and the average closing price for the most recent six-month period from April 28, 2020 to the record date for calculation). In addition, as there are multiple listed companies comparable with A&T, and it is possible to infer A&T’s share value through comparing comparable companies, the comparable company analysis was adopted for the calculation. A&T Additionally, in order to take into account the state of future business operations in the evaluation, the DCF Method was adopted for the calculation.

The following shows the assessment ranges for A&T that were derived from each calculation method, when the share value per share of Tokuyama is set at one (1).

Methodology adopted		Range of calculation of Share Exchange Ratio
Tokuyama	A&T
Average Market Price Analysis	Average Market Price Analysis	0.51～0.61
Average Market Price Analysis	Comparable Company Analysis	0.43～0.75
DCF Method	DCF Method	0.50～0.73

In calculating the share exchange ratio, Nomura Securities used public information and information which was provided to Nomura Securities without any independent verification of accuracy and completeness on the assumption that the information is accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of both Companies and their affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment.

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Nomura Securities assumed that the financial projections (including profit plans and other information) of A&T had been reasonably reviewed and prepared based on the best and faithful projection and judgment currently available to the management of A&T at this time. The calculation by Nomura Securities is based on the information available to Nomura Securities and economic conditions as of October 27, 2020, and the purpose of the calculation by Nomura Securities is only to serve as reference for the Board of Directors of Tokuyama in reviewing the Share Exchange Ratio.

The earnings plans of Tokuyama and A&T used by Nomura Securities as the basis for the DCF Method do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

As Tokuyama is listed on the First Section of the Tokyo Stock Exchange and A&T is listed on the JASDAQ of Tokyo Stock Exchange and a market share price exists for each of the Companies, Mizuho Securities adopted the average market price analysis for its calculation, and as there are multiple listed companies with businesses comparable to the Companies and it is possible to infer their share value through comparable company analysis, the comparable company analysis was adopted for its calculation, and in order to take into account the state of future business operations of the Companies in the evaluation, the DCF Method was adopted for its calculation.

In the average market price analysis, Mizuho Securities set October 27, 2020 as the record date for calculation and used the closing share price of both companies quoted on the Tokyo Stock Exchange on the record date and the simple average closing price over the period of the most recent one-month period, three-month period and six-month period from the record date for its calculation.

In the comparable company analysis, for Tokuyama, Shin-Etsu Chemical Co., Ltd., Tosoh Corporation, Kaneka Corporation, Toagosei Co., Ltd., Osaka Soda Co., Ltd., Denka Company Limited and Mitsubishi Materials Corporation were selected as similar listed companies relatively comparable to Tokuyama based on factors such as a similar business profile, profit/loss and financial condition, and the corporate value of Tokuyama analyzes using its EBITDA multiple. For A&T, Sysmex Corporation, Techno Medica Co. , Ltd, Eiken Chemical Co., Ltd. Nissui Pharmaceutical Co., Ltd. and Kainos Laboratories, Inc. were selected as similar listed companies relatively comparable to A&T based on factors such as a similar business profile, profit/loss and financial condition, and the corporate value of A&T analyzed using its EBITDA multiple. A range of 0.48 – 0.71 was calculated as the Share Exchange Ratio range based on these results.

In the DCF Method, the corporate value of Tokuyama was evaluated by considering a number of factors such as the financial forecasts for fiscal year ended March 2021 through fiscal year March 2024 prepared by Tokuyama, its latest performance trends and publicly available information and finding the present value of future free cash flow using a specific discounted ratio based on reasonable assumptions.

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The discounted ratio used was 5.80% – 6.80%, and the perpetual growth method was used to calculate a going concern value, with the perpetual growth ratio of -0.50% – 0.50% being used. The corporate value of A&T was evaluated by finding the present value of the future free cash flow based on the financial forecasts for fiscal year ended December 2020 through fiscal year ended December 2023 prepared by A&T using a specific discounted ratio. The discounted ratio used was 4.90% – 5.90%, and the perpetual growth method used to calculate a going concern value, with the perpetual growth ratio of -0.50% – 0.50% being used. Based on these results, the range of the Share Exchange Ratio was calculated as 0.41 – 0.75.

In calculating the Share Exchange Ratio above, Mizuho Securities relied on information that was provided to Mizuho Securities by the Companies and publicly available information on the assumption that the information is accurate and complete and there are no facts or the like undisclosed to Mizuho Securities that may have a material effect on the calculation of the Share Exchange Ratio. Mizuho Securities did not independently verify the accuracy or completeness of such information. Mizuho Securities did not perform any independent valuation, appraisal, or assessment of assets and liabilities (which include off-balance-sheet assets and liabilities and other contingent liabilities) of the Companies and their subsidiaries and affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment. Mizuho Securities also assumed that the business outlook and financial projections (including profit plans and other information) of the Companies had been reasonably and appropriately prepared based on the best and faithful projection and judgment currently available to the management of the Companies at this time.

The business plans of the Companies on which Mizuho Securities based the adoption of the DCF Method do not include any fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those earnings forecasts are not based on the premise that the Share Exchange is implemented.

The calculation results for the Share Exchange Ratio submitted by Mizuho Securities do not express any opinion on the fairness of the Share Exchange Ratio for the Share Exchange.

The following shows the assessment ranges for A&T that were derived from each calculation method, when the share value per share of Tokuyama is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	0.51.～0.61
Comparable Company Analysis	0.48～0.71
DCF Method	0.41～0.75

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(3)       Prospects of and Reasons for Delisting

Upon the Share Exchange, Tokuyama will become the wholly owning parent company of A&T on the effective date (February 1, 2021), and the common stock of A&T, which will become the wholly owned subsidiary of Tokuyama, will be delisted as of January 28, 2021 (the last trading date will be January 27, 2021) in accordance with the JASDAQ criteria for delisting. After the delisting, it will be impossible to trade A&T Shares on JASDAQ. Even after the delisting of A&T Shares, Tokuyama Shares that will be delivered in consideration of the Share Exchange will remain listed on the First Section of Tokyo Stock Exchange, and remain tradable on the First Section of Tokyo Stock Exchange on and after the effective date of the Share Exchange. Therefore, Tokuyama believes that for each shareholder of A&T who holds not less than 148 shares of A&T Shares at the Base Time and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Tokuyama Shares, which is the number of shares constituting one (1) unit of Tokuyama, although it is possible that such shareholder may receive allotment of a portion of shares constituting less than one (1) unit in accordance with the number of shares of A&T held by that shareholder, it will still be possible to trade shares constituting one (1) unit or greater on the First Section of Tokyo Stock Exchange, and liquidity of shares will be ensured.

However, each shareholder of A&T who holds less than 148 shares of A&T Shares at the Base Time will be allotted Tokuyama Shares in a number that is less than the number of shares constituting one (1) unit of Tokuyama. Shareholders who will hold shares constituting less than one (1) unit of Tokuyama cannot sell such shares constituting less than one (1) unit on the First Section of Tokyo Stock Exchange. However, each shareholder who will hold shares constituting less than one (1) unit may request Tokuyama to purchase the shares constituting less than one (1) unit held by such shareholder or such shareholders may purchase additional shares from Tokuyama. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in 2.(3) “Allotment in the Share Exchange” above.

For the details in the case where the number of shares of Tokuyama to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in 2.(3) “Allotment in the Share Exchange” above.

Shareholders of A&T may trade the A&T Shares they hold until January 27, 2021 (scheduled), which is the last trading date, on JASDAQ, and they may exercise up until the Base Time any legal rights they have as provided for in the Companies Act and other relevant laws and regulations.

(4)       Measures to Ensure Fairness

Upon considering the Share Exchange, since Tokuyama already owns 2,515,700 shares of A&T Shares (as of June 30, 2020; 40.20% of 6,257,900 shares, which is the total number of issued and outstanding shares (rounded to two decimal places; the same applies to calculations of shareholding ratios hereinafter)), A&T is the consolidated subsidiary of Tokuyama and some directors of A&T are from Tokuyama, Tokuyama and A&T have determined that it is necessary to ensure the fairness of the Share Exchange from the perspective of avoiding doubts concerning conflicts of interest and have implemented the following measures:

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(i)	Obtainment of Valuation Report from Independent Third-Party Valuation Institution

Tokuyama has received submission of a valuation report dated October 27, 2020 from Nomura Securities, which is a third-party valuation institution independent from Tokuyama and A&T, concerning the share exchange ratio in order to ensure fairness and appropriateness of the share exchange ratio to be used upon the Share Exchange. For an outline of the valuation report, see (ii) “Outline of Calculation” in (2) “Matters Concerning Calculation” above. Tokuyama has not received an opinion (fairness opinion) from Nomura Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

A&T has received submission of a valuation report dated October 27, 2020 from Mizuho Securities, which is a third-party valuation institution independent from Tokuyama and A&T, concerning the share exchange ratio in order to ensure fairness and appropriateness of the share exchange ratio to be used upon the Share Exchange. For an outline of the valuation report, see (ii) “Outline of Calculation” in (2) “Matters Concerning Calculation” above. A&T has not received an opinion (fairness opinion) from Mizuho Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(ii)       Advice from Independent Law Firms

Tokuyama appointed Mori Hamada & Matsumoto, as Tokuyama’s legal advisor, and Tokuyama received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Mori Hamada & Matsumoto is independent of Tokuyama and A&T and have no material interest in either of the Companies.

A&T appointed Anderson Mori & Tomotsune, as A&T’s legal advisor, and A&T received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Anderson Mori & Tomotsune is independent of Tokuyama and A&T and have no material interest in either of the Companies.

(5)       Measures to Avoid Conflicts of Interest

Since Tokuyama is already the controlling shareholder of A&T, holding 2,515,700 shares of A&T Shares (as of June 30, 2020; 40.20% of 6,257,900 shares, which is the total number of issued shares of A&T (including indirect shareholding)) and some directors of A&T are from Tokuyama, A&T has employed the following measures from the perspective of avoiding doubts concerning conflicts of interest in connection with the Share Exchange.

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(i)	Obtainment by A&T of a Response to Referrals (toshinsho) from a Special Committee that has No Conflicts of Interest

With the aim of taking great care over its decision making for the Share Exchange, eliminating any possibility of arbitrariness and conflict of interest in the decision-making process of its Board of Directors as well as ensuring the fairness of the decision-making process, and to confirm that there was no disadvantage to its minority shareholders from the decision of its Board of Directors to conduct the Share Exchange, A&T established the Special Committee formed of three people, none of whom has interest in Tokuyama: Jun Mitani (attorney at Mitani Total Law Office) and Akira Tori (certified public accountant at Torii CPA Office), each, an audit and supervisory committee member and outside director of A&T registered with the Tokyo Stock Exchange as an independent director, , and Ryo Suzuki (attorney at City-Yuwa Partners), an outside expert with no interest in Tokuyama or A&T, and asked the Special Committee for its advice on (i) whether the purpose of the transaction proposed for the deal to make A&T a wholly owned subsidiary of Tokuyama through the Share Exchange from Tokuyama to A&T and other means (the “Transaction”) will be reasonable (including whether the Transaction will enhance the corporate value of A&T), (ii) whether the fairness of the terms of the Transaction (including the Share Exchange Ratio for the Share Exchange) will be ensured, (iii) whether sufficient consideration will have been given to the interests of shareholders of A&T through fair procedures for the Transaction, and (iv) in addition to (i) through (iii) above, whether it can be said that the Transaction will not be disadvantageous to minority shareholders ((i) through (iv) are collectively, the “Advisory Matters”).

The Special Committee was held a total of seven times between August 24, 2020 and October 27, 2020 for a total of eight hours, and also expressed views, exchanged information, and collected information, etc. through emails, etc., and consulted as necessary to carefully examine the Advisory Matters. Specifically, at the first meeting of the Special Committee, it confirmed that there were no independence issues with the financial advisor and third-party valuation institution Mizuho Securities and the legal advisor Anderson Mori & Tomotsune appointed by A&T, and approved them as A&T’s third-party valuation institution and legal advisor. The Special Committee also confirmed the directors of A&T to be involved in the examination, negotiation and decision on the Share Exchange for any conflict of interest with Tokuyama, and approved them.

The Special Committee then carefully deliberated the Advisory Matters through careful discussion and examination based on the information relating to the Share Exchange obtained by (a) receiving explanations from Tokuyama of the details of the Share Exchange proposal, the aim of the Share Exchange and the synergies, etc. to be expected from the Share Exchange, and holding a Q&A session for these matters, (b) receiving explanations from A&T about its history, business, background to it receiving the Share Exchange proposal, the aim of the Share Exchange, A&T’s views on the proposal details from Tokuyama, the effect of the Share Exchange on the corporate value of A&T, background to the formulation and details of the business plan of A&T, etc., and holding a Q&A session for these matters, (c) receiving explanations from Mizuho Securities on the results of the Share Exchange Ratio calculation and the Share Exchange scheme, and holding a Q&A session for these matters, (d) receiving advice from Anderson Mori & Tomotsune on measures to ensure the fairness of the Share Exchange procedures, and methods and processes for the decision making of the Board of Directors of A&T for the Share Exchange and measures to avoid other conflicts of interest, and holding a Q&A session for these matters, and (e) receiving materials relating to the Share Exchange.

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The Special Committee received reports on the background to and details of discussions and negotiations between Tokuyama and A&T for the Share Exchange and was involved in the negotiation process with Tokuyama by discussing negotiation policies, etc. and asking A&T’s views, etc. multiple times before receiving the final proposal on the Share Exchange Ratio from Tokuyama. After carefully deliberating and examining the Advisory Matters based on the above explanations, calculation results and other examination materials, the Special Committee submitted a written response to the Board of Directors of A&T on October 27, 2020 concluding that the Share Exchange would not be disadvantageous to the minority shareholders of A&T.

For an outline of the opinion of the Special Committee, see 8.(3) “Outline of Opinion Obtained from a Party who has No Conflicts of Interest Stating that the Share Exchange would Not be Disadvantageous to the Minority Shareholders” below.

(ii)	Unanimous Approval by the Directors of A&T who Have no Conflicts of Interest

Because A&T directors Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, and Takashi Maebara previously held positions in Tokuyama, and Ryo Sugiyama concurrently serve as an executive officer at Tokuyama, a two-stage procedure was adopted for resolutions of the Board of Directors on October 28, 2020 relating to the Share Exchange to avoid doubts concerning conflict of interest issues, (i) with the five directors of A&T (including two audit and supervisory committee members) after excluding Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, Takashi Maebara, and Ryo Sugiyama discussing the resolution and passing it unanimously, and then, (ii) in order to secure a quorum of the Board of Directors, ten directors of A&T (including three audit and supervisory committee members) including Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, and Takashi Maebara who had simply been employees of Tokuyama in the past and therefore posed a relatively low conflict of interest risk unanimously passing the resolution once more.

In order to eliminate any potential conflict of interest, A&T directors Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, Ryo Sugiyama, and Takashi Maebara did not participate in discussions and negotiations with Tokuyama on behalf of A&T. Although Shigetaka Misaka belonged to Tokuyama until February 2014, given that he transferred to A&T in March 2014 and that significant period has elapsed since his transfer, his ties to Tokuyama are considered a low-level conflict of interest risk, and based also on the crucial necessity of using his detailed knowledge of A&T’s business and technological domains to examine the Share Exchange, as stated above, Shigetaka Misaka participated in the second-stage discussion and resolution at the Board of Directors meeting of A&T on October 28, 2020 in order to achieve a quorum, and, with the approval of the Special Committee, also participated in the examination of only the matters for which any structural conflict of interest risk would have only a small effect on the interests of general shareholders, such as the synergies expected to be generated from the Share Exchange..

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4.       Outline of the Parties to the Share Exchange

		Wholly owning parent company in share exchange	Wholly owned subsidiary in share exchange
(1)	Corporate name	Tokuyama Corporation	A&T Corporation
(2)	Head office	1-1 Mikagecho, Shunan-shi, Yamaguchi	2023-1 Endo, Fujisawa-shi, Kanagawa
(3)	Name and title of representative	Hiroshi Yokota, President and Representative Director	Shigetaka Misaka, Chief Executive Officer
(4)	Description of business

Production and distribution of soda, chlor-alkali, vinyl chloride, NOC

Production and distribution of electronic materials (polycrystal silicon), dry silica, high purity chemicals for electronics industry, aluminum nitride

Production and distribution of cement and recycling and environment products

Production and distribution of fine chemicals, NF, synthetic resin film, ion-exchange membranes, and dental materials

Development, distribution and customer support for analyzers, diagnostic reagents, laboratory information systems, laboratory automation systems and their consumables
(5)	Stated capital	10,000 million yen (as of September 30, 2020)	577 million yen (as of September 30, 2020)
(6)	Date of incorporation	February 16, 1918	May 25, 1978
(7)	Number of shares issued	69,934,375 shares (as of September 30, 2020)	6,257,900 shares (as of June 30, 2020)
(8)	Fiscal year end	March 31	December 31
(9)	Number of employees	(Consolidated) 5,679 employees (as of March 31, 2020)	461 employees (as of December 31, 2019)

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(10)	Major business partners	Chemical manufacturers and wholesalers, etc.	Medical manufacturers, reagent manufacturers, etc.
(11)	Main financing banks	MUFG Bank, Mizuho Bank, Yamaguchi Bank	Mizuho Bank, MUFG Bank, Sumitomo Mitsui Banking Corporation, Bank of Iwate, Tohoku Bank
(12)	Major shareholders and shareholding ratio

The Master Trust Bank of Japan, Ltd. (Trust Account) 12.37%

Japan Trustee Services Bank, Ltd. (trust account) 6.86%

Nippon Life Insurance Company 3.13%

(Standing proxy: Master Trust Bank of Japan)

The Yamaguchi Bank, Ltd. 2.37%

(Standing proxy: Master Trust Bank of Japan)

Meiji Yasuda Life Insurance Company 2.14%

(Standing proxy: Custody Bank of Japan, Ltd.)

Sojitz Corporation 1.86%

Sumitomo Metal Mining Co., Ltd. 1.70%

Custody Bank of Japan, Ltd. (Trust Account 5)1.69%

JP MORGAN CHASE BANK 385151 1.67%

(Standing proxy: Mizuho Bank Settlement & Clearing Services Department)

Tokio Marine & Nichido Fire Insurance Co., Ltd. 1.59%

(as of September 30, 2020)

Tokuyama 40.20%

JEOL Ltd. 12.22%

A&T employee’s stock ownership association 6.54%

STATE STREET BANK AND TRUST CLIENT OMNIBUS ACCOUNT OM02505002 1.65%

(Standing proxy: Mizuho Bank)

BBH FOR FIDELITY PURITAN TR: FIDELITY SR INTRINSIC OPPORTUNITIES FUND 1.24%

(Standing proxy: MUFG Bank)

SICAV ESSOR JAPON OPPORTUNITES

1.19%

(Standing proxy: HSBC)

Isao Sato 1.16%

Kosuke Hatakeyama 1.01%

Rakuten Securities, Inc. 0.99%

Etsuko Yamauchi 0.92%

(as of June 30, 2020)

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(13)	Relationships between the parties
	Capital relationship	Tokuyama is the parent company of A&T, holding 2,515,700 shares in A&T, equivalent to 40.20% of the outstanding shares (6,257,900 shares).
	Personnel relationship	One A&T director combines his role with that of executive officer at Tokuyama and there are 5 directors appointed to A&T who are from Tokuyama. A&T has 15 transferred employees from Tokuyama.
	Transaction relationship	A&T leases facilities from Tokuyama and purchases vinyl chloride compound moldings from Sun Arrow Kasei Co., Ltd., a consolidated subsidiary of Tokuyama. A&T pays to Tokuyama insurance premiums for product liability insurance.
	Status as a related party	A&T is a consolidated subsidiary of Tokuyama, and Tokuyama and A&T have mutually related parties.

(14)	Operational results and financial conditions for the most recent three (3) years
Fiscal year ended	Tokuyama (Consolidated)			A&T (Non-consolidated)
	March 2018	March 2019	March 2020	December 2017	December 2018	December 2019
Consolidated net assets	136,591	163,525	180,429	6,785	7,179	7,764
Consolidated total assets	361,949	379,630	383,447	12,330	12,611	11,881
Consolidated net assets per share (JPY)	1,806.56	2,199.83	2,431.21	1,084.50	1,147.47	1,240.99
Consolidated net sales	308,061	324,661	316,096	10,371	10,430	11,049
Consolidated operating profit	41,268	35,262	34,281	773	774	958
Consolidated ordinary income	36,196	33,400	32,837	757	768	943
Net income attributable to the shareholders of the parent company	19,698	34,279	19,937	678	518	695
Consolidated net income per share attributable to the shareholders (JPY)	259.81	493.26	287.05	108.41	82.80	111.21
Dividend per share (JPY)	30.00	50.00	70.00	20.00	24.00	24.00

(In millions of JPY, unless otherwise specified.)

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(Note)	Tokuyama carried out a consolidation of shares at a rate of a five common stock per share with an effective date of October 1, 2017, and the Net Assets Per Share, Basic Earnings Per Share and Cash Dividends Per Share of Tokuyama were calculated on the assumption that the consolidation of shares was carried out at the start of fiscal year ended March 2018.

5.       Status after the Share Exchange

Wholly owning parent company in share exchange
(1)	Corporate name	Tokuyama Corporation
(2)	Head office	1-1 Mikagecho, Shunan-shi, Yamaguchi
(3)	Name and title of representative	Hiroshi Yokota, President and Representative Director,
(4)	Description of business

Production and distribution of soda, chlor-alkali, vinyl chloride, NOC

Production and distribution of electronic materials (polycrystal silicon), dry silica, high purity chemicals for electronics industry, aluminum nitride

Production and sale of cement and recycling and environment products

Production and distribution of fine chemicals, NF, synthetic resin film, ion-exchange membranes, and dental materials

(5)	Paid-in capital	10,000 million yen
(6)	Fiscal year end	March 31
(7)	Net assets	Not yet finalized
(8)	Total assets	Not yet finalized

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6.       Outline of Accounting Treatment

The Share Exchange will constitute a transaction under common control, etc. under the Accounting Standards for Business Combinations.

7.       Future Outlook

Since A&T is already the consolidated subsidiary of Tokuyama, the impact of the Share Exchange on the operating results for each of Tokuyama and A&T is expected to be minor.

8.       Matters regarding Transaction, Etc. with a Controlling Shareholder

(1)	Applicability as Transaction, etc. with a Controlling Shareholder and Status of Conformity with Policy for Measures to Protect Minority Shareholders

Since Tokuyama is already the controlling shareholder of A&T, the Share Exchange constitutes a transaction, etc. with a controlling shareholder for A&T.

In I. 4 “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, Etc. with Controlling Shareholders” of its Corporate Governance Report announced on March, 31, 2020 (the “Corporate Governance Report”), A&T stated that transactions with Tokuyama were conducted under terms generally considered appropriate in light of market prices, etc., and were not transactions to benefit specific shareholders, and that it would give sufficient consideration to avoid transactions that benefited specific shareholders when transacting with controlling shareholders.

When examining the Share Exchange, A&T took various steps to ensure fairness and avoid conflicts of interest as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” and gave sufficient consideration to avoid transactions that benefited specific shareholders when transacting with controlling shareholders. A&T believes these measures conform with the content of the Corporate Governance Report.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out above in (1) “Applicability as Transaction, etc. with a Controlling Shareholder and Status of Conformity with Policy for Measures to Protect Minority Shareholders,” the Share Exchange constitutes a transaction, etc. with a controlling shareholder for A&T. Therefore, A&T has determined that it is necessary to implement the measures to ensure fairness and to avoid conflicts of interest in order to address issues such as structural conflicts of interest and information asymmetry. A&T has carefully discussed and reviewed the terms of the Share Exchange at the Board of Directors meeting of A&T, and has made a decision after further ensuring fairness and avoiding conflicts of interest by employing the measures as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

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(3)	Outline of Opinion Obtained from a Party who has No Conflicts of Interest in a Controlling Shareholder Stating that the Transaction, etc. would Not be Disadvantageous to the Minority Shareholders

As set out in 3.(5) “Measures to Avoid Conflicts of Interest” above, for the purpose of taking great care over its decision making for the Share Exchange to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of its Board of Directors and to ensure the fairness of the decision-making process, as well as to confirm there was no disadvantage to its minority shareholders from the decision of its Board of Directors, A&T established the Special Committee and requested its advice on the Advisory Matters.

As a result, A&T received the written response as outlined below from the Special Committee on October 27, 2020.

(1)	Whether the purpose of the Share Exchange can be judged reasonable (including whether the Share Exchange will contribute to improving A&T’s corporate value)

According to A&T and Tokuyama, in order for A&T to improve its corporate value over the medium-to-long term in the business environment facing A&T, it is necessary to further improve the degree of completeness and quality of products, realize a reduction in the time to launch products onto the market by seeking to accelerate research and development, efficiently facilitate expansion to overseas markets with a focus on the Chinese market, seek to reduce the cost burden through to market development, and the like, but there are certain limitations to realizing those initiatives with only the current managerial resources of A&T.

According to A&T and Tokuyama, given these circumstances, it is beneficial for A&T to be a wholly owned subsidiary of Tokuyama and thereby ally the interests of the Companies and utilize the Group’s managerial resources to the maximum extent as well as building a structure that can realize managerial strategies that have medium-to-long term perspectives and that are not swayed by short-term stock market valuations. Specifically, such benefits are (i) through leveraging the research-and-development knowhow and other Tokuyama managerial resources, accelerated development can be expected and, concurrently, improved product quality and facilitating the launch of peripheral businesses can also be expected; (ii) by investing managerial resources of Tokuyama, business alliances and capital alliances with outside operators as well as the facilitation of the bringing in outside resources through M&As can be expected; (iii) through using Tokuyama’s overseas bases, overseas sales companies, and the like, it can be expected that expansion to overseas markets will be facilitated by improving cost efficiency; and, further,

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(iv) by reducing costs necessary to maintain the listing, it can be expected that even more effective use of managerial resources will be sought; and in the above explanation by A&T and Tokuyama, no exceptionally unreasonable points can be found. In addition, the decision to elect the Share Exchange as a scheme for making A&T a wholly owned subsidiary, which decision is made based on the determination that such scheme is advantageous to A&T’s shareholders in that A&T’s shareholders will be able to enjoy, in the future, A&T’s corporate value being improved in the medium-to-long term through Tokuyama Shares by delivering Tokuyama Shares as consideration for the Share Exchange, can be judged as the result of a reasonable consideration.

Further, with respect to disadvantages anticipated to arise due to delisting (impact on business partners, impact on future means to procure capital, impact on future personnel recruitment, lowering of morale in existing employees, etc.), it is not seen that those disadvantages will exceed the advantages expected to arise due to the Share Exchange or that there is a definite probability that the Share Exchange will greatly harm the advantages expected to arise due to the Share Exchange.

Comprehensively taking into account the above, it can be said that the Share Exchange will contribute to improving A&T’s corporate value, and can be judged that the purpose thereof is fair and reasonable.

(2)	Whether fairness has been ensured in the terms and conditions of the Share Exchange (including the Share Exchange Ratio)

Of the results of the share exchange ratio calculation by Mizuho Securities, which is the third party valuation institution appointed by A&T, it can be found that the Share Exchange Ratio is “a ratio that is above the upper limit of the range calculated using a market price analysis and is within and above the median of the ranges calculated by using a comparable company analysis and the DCF Method”. On this point, based on an explanation of those calculation results received from Mizuho Securities, nothing unreasonable is found in the selection of the calculation methods, the calculation process used for the market price analysis, the process used to select comparable companies in the comparable company analysis, or the key parameters in the DCF Method (method for calculating terminal value, discount ratio, etc.). Further, based on interviews with A&T and Tokuyama, results of due diligence on Tokuyama conducted by A&T, and the like, no exceptional unreasonable points can be found with respect to the processes used to prepare the business plans of Tokuyama and A&T served as the basis of calculation using the DCF Method. Judging from the above, it can be judged that the calculation results of Mizuho Securities have a certain reasonableness, and it can be judged that the Share Exchange Ratio is of a reasonable level in light of the calculation results.

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Moreover, in light of premium levels in other share exchange cases in which the purpose is a parent company making a listed subsidiary a wholly owned subsidiary, it can be judged that a comparative and suitable premium has been offered.

Further, with respect to transactional terms and conditions other than the Share Exchange Ratio, it is planned that the details that are ordinary in similar transactions will be provided for in the Share Exchange Agreement.

In addition, as is stated in (3) below, in the Share Exchange, at it can be judged that sufficient consideration has been given to the interests of A&T’s shareholders through fair procedures, it can be judged that the terms and conditions of the Share Exchange, including the Share Exchange Ratio, were determined through fair procedures.

Comprehensively taking into account the above, it can be judged that the terms and conditions of the Share Exchange, including the Share Exchange Ratio, are fair and reasonable.

(3)	Whether sufficient consideration has been given to the interests of A&T’s shareholders through fair procedures in the Share Exchange

The Special Committee was stablished from the viewpoint of removing arbitrariness from the decision-making process and avoiding conflicts of interest, A&T established the Special Committee before specific negotiations took place with Tokuyama pertaining to the Share Exchange’s terms and conditions, and there was no reason to doubt the independence of each committee member, it was confirmed that there were no issues concerning the independence of the third party valuation institution or of the legal advisor selected by A&T, and, after approving those parties as A&T’s third party valuation institution and legal advisor, respectively, a review and judgment was carried out of the pros and cons of the Share Exchange, the appropriateness of the transactional terms and conditions, and the fairness of procedures. Further, A&T has received legal advice about the decision-making methods, processes, and the like of its board of directors, including about various procedures for the Share Exchange, from a legal advisor that is independent from Tokuyama and A&T, and A&T obtained a valuation report concerning the share exchange ratio from a third party valuation institution that is independent from Tokuyama and A&T.

Under the above review structure, and based on opinions on negotiation policy received from the Special Committee and advice and the like from advisors, from the viewpoint of protecting the interests of minority shareholders in relation to the share exchange ratio presented by Tokuyama, A&T carried out substantive negotiations to increase the ratio to a more favorable ratio. As a result, an increase in the share exchange ratio was realized, and based on the course of these negotiations, it can be judged that discussions and negotiations that are equivalent to discussions and negotiations in a transaction between independent parties was carried out between A&T and Tokuyama.

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Further, of A&T’s directors, no person who was formerly at Tokuyama or who concurrently holds a position at Tokuyama participated in the discussions and negotiations with Tokuyama on behalf of A&T; there were no unreasonable points with respect to the methods used to vote on agenda items related to the Share Exchange scheduled to take place at the A&T Board of Directors meeting, and no facts can be found that which it can be inferred that a person with a special interest in the Share Exchange unfairly influenced A&T, in the process of discussions, reviews, and negotiations pertaining to the Share Exchange.

Further, in the timely disclosure documents pertaining to the Share Exchange, it is understood that certain disclosures are planned with respect to information related to the Special Committee, information related to the content of calculation results for the share exchange ratio, and other information related to processes, etc., leading up to implementing the Share Exchange and that disclosure of information sufficient for minority shareholders to judge the validity, etc., of the transaction terms and conditions is planned.

Comprehensively taking into account the above, in the Share Exchange, it can be judged that sufficient consideration has been given to the interests of A&T’s shareholders through fair procedures.

(4)	Aside from (1) through (3) above, whether it can be judged that the Share Exchange is not disadvantageous to A&T’s minority shareholders

Comprehensively taking into account (1) through (3) above, it can be judged that the Share Exchange is not disadvantageous to A&T’s minority shareholders, and, in addition, there are no special circumstances that are in conflict with such judgments.

End

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(Reference)

Financial forecasts for the current fiscal year and for the previous fiscal year

Tokuyama (forecasts for the current fiscal year are those announced on October 28, 2020)

(in millions of JPY)

	Consolidated Net sales	Consolidated Operating income	Consolidated Ordinary income	Net income attributable to the shareholders of the parent company
Financial forecasts for current fiscal year (fiscal year ending March 2021)	300,000	28,000	28,000	22,000
Financial results for previous fiscal year (fiscal year ended March 2020)	316,096	34,281	32,837	19,937

A&T (forecasts for the current fiscal year are those announced on October 23, 2020)

(in millions of JPY)

	Net sales	Operating income	Ordinary income	Net income attributable to the shareholders of the parent company
Financial forecasts for current fiscal year (fiscal year ending December 2020)	10,500	815	800	590
Financial results for previous fiscal year (fiscal year ended December 2019)	11,049	958	943	695

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